NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-09

July 18, 2005

Cumberland Announces Permitting of Meadowbank Gold Project Advances to Final Stages

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that it has received the Nunavut Impact Review Board’s (“NIRB”)  Pre Hearing Decision Report for development of the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  The NIRB report provides technical direction for completion of the Final Environmental Impact Statement (“FEIS”) and Cumberland anticipates submission of the Final EIS in the fall of 2005.

“Our timetable for the permitting phase of the project is substantially on track for completion in the first quarter of 2006,” commented Kerry Curtis, President and CEO.  “We are pleased with the hard work and dedication demonstrated by our permitting team and the regulators involved in the recent pre hearing conferences. We look forward to submission of the FEIS and the final stages of the permitting process.”

Impact and Benefits Discussions to Commence

In early August, the Company and the Kivalliq Inuit Association (“KIA”) will commence formal discussions and negotiations relating to the Inuit Impacts and Benefits Agreement which is required for the development of the Meadowbank gold project.

Meadowbank Gold Project

Cumberland is advancing Meadowbank towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce based on a feasibility study1 completed by AMEC Americas Ltd. in February 2005.  In June 2005, SG Corporate & Investment Banking was appointed Financial Adviser in connection with potential debt financing for the project. The Phase II exploration program on the property has commenced with drilling slated to begin at the end of July and the Company will commence construction of an airstrip at Meadowbank to support ongoing exploration efforts.

Development permitting is progressing towards final stages with operations from three, shallow open pits planned to commence in mid-2008, provided development permits and licenses are obtained in early 2006.

Meadowbank Gold Project Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$197 US$224

Cumberland is a well financed mineral exploration and development company.  In February 2005 the Company completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is presently advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.